LUNA TECHNOLOGIES INTERNATIONAL, INC.
                                61B Fawcett Road
                           Coquitlam, British Columbia
                                 Canada V3K 6V2

                                                                   July 13, 2006
VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E
Washington, DC 20549

         Attention:   Edward M. Kelly, Senior Counsel
                      Christopher B. Edwards, Special Counsel
                      Pamela A. Long, Assistant Director

         Re:          Luna Technologies International, Inc.
                      Registration Statement on Form SB-2
                      File No. 333-133727

Ladies and Gentlemen:

      Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the "Act"), Luna International Technologies (the "Company") respectfully requests that the effective date of the registration statement referred to above be accelerated so that it will become effective at 11:00 a.m., Eastern Time, on Monday July 17, 2006, or as soon thereafter as possible.

      We hereby acknowledge the following:

      o that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

      o the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

      o the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.



                                       Very truly yours,

                                       Luna Technologies International, Inc.

                                       By:   /s/ Kimberly Landry
                                             -----------------------------------
                                                Kimberly Landry
                                                Chief Executive Officer